UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 8)

INDEVUS PHARMACEUTICALS, INC.

(Name of Subject Company)

INDEVUS PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

454072109

(CUSIP Number of Class of Securities)

Glenn L. Cooper, M.D.

Chief Executive Officer and Chairman

Indevus Pharmaceuticals, Inc.

33 Hayden Ave.

Lexington, Massachusetts 02421-7966

(781) 861-8444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Josef B. Volman, Esq.

Burns & Levinson LLP

125 Summer Street

Boston, Massachusetts 02110

(617) 345-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on January 7, 2009 with the Securities and Exchange Commission (the “SEC”) by Indevus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 thereto filed on January 12, 2009, Amendment No. 2 thereto filed on January 13, 2009, Amendment No. 3 thereto filed on January 15, 2009, Amendment No. 4 thereto filed on January 21, 2009, Amendment No. 5 thereto filed on February 2, 2009, Amendment No. 6 thereto filed on February 4, 2009 and Amendment No. 7 thereto filed on February 5, 2009 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by BTB Purchaser Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company at a purchase price of $4.50 per Share in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.00 per Share in contingent cash consideration payments (less any required withholding taxes) payable by Parent in the future upon achievement of certain milestones related to NEBIDO® (in development for hypogonadism) and octreotide (in development for acromegaly and carcinoid syndrome), two of the Company’s primary product candidates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 7, 2009, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 8 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:

Expiration of Offering Period; Parent Announces Subsequent Offering Period

At 5:00 p.m., New York City time, on Friday, February 20, 2009, the initial offering period of the Offer expired. Based on preliminary information from the American Stock Transfer & Trust Company, as of the expiration of the initial offering period of the Offer, a total of 61,358,944 Shares (including 6,350,795 Shares delivered through notices of guaranteed delivery) were tendered pursuant to the Offer. The total number of Shares tendered pursuant to the Offer represents approximately 77.972% of the currently outstanding Shares.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition (as defined in the Merger Agreement). Purchaser has accepted for payment all validly tendered and not withdrawn Shares and will make payment to American Stock Transfer & Trust Company for the accepted shares promptly.

On February 23, 2009, Parent issued a press release announcing that Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn during the initial offering period of the Offer and has elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on February 27, 2009. The full text of the press release is attached as Exhibit (a)(5)(Q) to the Schedule TO and is incorporated herein by reference.

All Shares properly tendered during the subsequent offering period will be accepted and stockholders who tender their Shares pursuant to the Offer during the subsequent offering period will receive the same Offer Price paid to tendering stockholders who tendered their Shares pursuant to the Offer during the initial offering period. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.

Resignation and Election of Directors

In accordance with the requirements of the Merger Agreement, on February 23, 2009, Andrew J. Ferrara, James C. Gale, Michael E. Hanson, Stephen C. McCluski, Cheryl P. Morley and Malcolm Morville, Ph.D. resigned as directors from the Company’s Board of Directors and the Company’s Board of Directors appointed David P. Holveck, Nancy J. Wysenski, and Ivan Gergel, M.D. as directors effective as of February 23, 2009. Such individuals are representatives of Parent and along with Glenn L. Cooper shall constitute the Company’s Board of Directors.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(17)	Press Release issued by Parent, dated as of February 23, 2009 (incorporated by reference to Exhibit (a)(5)(Q) to the Schedule TO filed on February 23, 2009).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

INDEVUS PHARMACEUTICALS, INC.

By:	/s/ Michael W. Rogers
Name:	Michael W. Rogers
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: February 23, 2009